EXHIBIT 99.1

Stevanato Group Reports Financial Results for the Second Quarter of 2024

(PIOMBINO DESE, Italy) – August 6, 2024 – Stevanato Group S.p.A. (NYSE: STVN), a leading global provider of drug containment, drug delivery, and diagnostic solutions to the pharmaceutical, biotechnology, and life sciences industries, today announced its financial results for the second quarter of 2024.

Second Quarter 2024 Highlights

•
Revenue for the second quarter of 2024 increased 2% to €259.6 million, compared with the same period last year, and high-value solutions represented 40% of total revenue.
•
For the second quarter, diluted earnings per share were €0.08 and adjusted diluted earnings per share were €0.09.
•
Adjusted EBITDA margin for the second quarter was 20.8%.
•
The Company is updating its fiscal year 2024 guidance to reflect a revised outlook primarily in the Engineering Segment. The Company now expects revenue in the range of €1,090 million to €1,110 million, adjusted EBITDA in the range of €264 million to €272 million, and adjusted diluted EPS between €0.48 and €0.50.

Second Quarter 2024 Results

For the second quarter of 2024, revenue increased 2% (2% on a constant currency basis) compared with the same period last year, to €259.6 million, driven by a 9% increase in the Biopharmaceutical and Diagnostic Solutions (BDS) Segment, which offset a 26% decline in the Engineering Segment.

Revenue from high-value solutions increased to 40% of total revenue in the second quarter of 2024, compared with 33% for the same period last year, driven primarily by strong demand in high-performance syringes. As expected, lower revenue from EZ-fill® vials unfavorably impacted the mix within high-value solutions in the second quarter of 2024.

Gross profit margin for the second quarter of 2024 decreased to 26%, compared with 30.9% for the same period last year, primarily due to (i) higher-than-expected costs in the Engineering Segment due to ongoing project delays, (ii) customers' vial destocking resulting in lower revenue from more accretive EZ-fill® vials and the underutilization of vial lines, and (iii) the expected temporary inefficiencies related to the start-up of the Company's new manufacturing facilities in Italy and the United States.

For the second quarter of 2024, operating profit margin decreased to 10.8%, compared with 17.6% for the same period last year, driven primarily by lower gross profit.

Franco Stevanato, Executive Chairman and Chief Executive Officer, stated, "Our guidance revision is principally due to the ongoing challenges in the Engineering Segment. Over the last four years, the Engineering Segment has experienced significant growth, more than doubling its revenue. We scaled up operations to support this large volume of work, but persistent delays in electronic components hindered our ability to advance projects, many of which were highly customized, complex manufacturing lines. The challenges within the segment are mostly limited to our Denmark operations, and we have taken many actions that we believe will help the segment

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 22.231.562,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

EXHIBIT 99.1

achieve a more optimized operational structure to maximize efficiencies and secure the success of projects going forward. Our number one priority today is to advance this large volume of work in progress and bring these projects to completion."

Biopharmaceutical and Diagnostic Solutions Segment (BDS)
In the second quarter of 2024, revenue from the BDS Segment grew 9% to €222.4 million (9% on a constant currency basis), compared with the same period last year. Revenue from high-value solutions increased 23% to €103.4 million, while revenue from other containment and delivery solutions declined 1% to €119.0 million, compared with the same period last year.

As expected, gross profit margin for the BDS Segment decreased to 27.7% in the second quarter of 2024. While the Segment benefited from the favorable mix shift to high-value solutions, the growth was offset by (i) customers' vial destocking, resulting in lower revenue from more accretive EZ-fill® vials and the underutilization of vial lines, and (ii) the expected temporary inefficiencies tied to the start-up phase of the Company's new manufacturing facilities in Italy and the United States.

Engineering Segment
For the second quarter of 2024, revenue from the Engineering Segment decreased 26% to €37.2 million, compared with the same period last year.

The Company remains focused on executing a large volume of work currently in progress. During the second quarter of 2024, delays on highly customized projects, coupled with immediate actions that were launched in the quarter, led to higher-than-expected costs. The Company has increased resources, consolidated operations in Denmark, streamlined processes, and assigned technical experts from Italy to support the team in Denmark.

As a result of these challenges, gross profit margin decreased to 10.3% in the second quarter of 2024, compared with 22.5% in the same period last year.

Balance Sheet and Cash Flow
As of June 30, 2024, the Company had cash and cash equivalents of €78.1 million and net debt of €238.2 million. The Company believes that it has adequate liquidity to fund its strategic priorities over the next twelve months through a combination of cash on hand, available credit, cash generated from operations, and the ability to access additional financing.

As expected, capital expenditures for the second quarter of 2024 totaled €75.9 million, as the Company continues to ramp-up capacity in response to customer demand for high-value solutions in Fishers, Indiana and Latina, Italy.

For the second quarter of 2024, cash flow from operating activities was €22.3 million. During the second quarter, the Company received proceeds of €3 million from the sale of a building in Denmark. This sale was part of the Company's ongoing initiatives to optimize its industrial footprint, and gain efficiencies in its global operations. Cash flow used for the purchase of property, plant, and equipment, and intangible assets totaled €72.1 million, driven primarily by capital expenditures supporting strategic initiatives. This resulted in negative free cash flow of €46.1 million in the second quarter of 2024.

2024 Guidance
The Company is updating its full year 2024 guidance and now expects:

•
Revenue in the range of €1,090 million to €1,110 million,
•
Adjusted EBITDA in the range of €264 million to €272 million, and
•
Adjusted diluted EPS in the range of €0.48 to €0.50.

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 22.231.562,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

EXHIBIT 99.1

Executive Chairman and Chief Executive Officer, Franco Stevanato, concluded, "We are focused on solid execution across our main priorities, including the ongoing expansion in Latina, our ramp-up activities in Fishers and improving our overall performance in the Engineering Segment. The core fundamentals of our business have not changed. The end-markets we serve are healthy and growing. Demand for our products remains strong, our integrated solutions resonate with our customers, and we are operating in an environment with favorable secular tailwinds. We continue to see a durable, profitable growth path ahead of us, with biologics driving strong demand, especially in high-value solutions. We remain well positioned to capitalize on favorable long-term trends to drive growth, expand margins and create shareholder value."

Conference call: The Company will host a conference call and webcast at 8:30 a.m. (ET) on Tuesday, August 6, 2024, to discuss financial results. During the call, management will refer to a slide presentation which will be available on the morning of the call on the “Financial Results” page under the Investor Relations section of the Company's website.

Pre-registration: Participants who pre-register will be given a conference passcode and unique PIN to gain immediate access to the call and bypass the live operator. We encourage participants to pre-register for the conference call using the following link: STVN conference call pre-registration.

Webcast: A live, listen-only webcast of the call will be available at the following link: STVN webcast.

Dial in: Those who are unable to pre-register may dial in by calling:

Italy: +39 02 802 09 11

United Kingdom: +44 1 212 818004

United States: +1 718 705 8796

United States Toll Free: +1 855 265 6958

Questions during the call: Participants who wish to ask questions during the call should use the HD webphone link: https://hditalia.choruscall.com/?$Y2FsbHR5cGU9MiZpbmZvPWNvbXBhbnk=.

Replay:

The webcast will be archived for three months on the Company’s Investor Relations section of its website.

Forward-Looking Statements

This press release may include forward-looking statements. The words "temporary," "expects," "ongoing," "are," "believe," "will," "drive," "driving," "achieve," "growth," "progress," "remains," "continues," "expected," "improving," "growing," "favorable," "continue," "see," "durable," "strong," "remain," "well positioned," "expand," "create," and similar expressions (or their negative) identify certain of these forward-looking statements. These forward-looking statements are statements regarding the Company's intentions, beliefs or current expectations concerning, among other things, the Company's future financial performance, including revenue, operating expenses and ability to maintain profitability and operational and commercial capabilities; the Company's expectations regarding the development of the industry and the competitive environment in which it operates; the expansion of the Company's plants and its expectations to increase production capacity; the global supply chain and the Company's committed orders; customer demand and customers' ability to destock higher inventories accumulated during the COVID-19 pandemic; the success of the Company's initiatives to optimize the industrial footprint, harmonize processes and enhance supply chain and logistics strategies; the Company's geographical and industrial footprint; and the Company's goals, strategies and investment plans. The forward-looking statements in this press release are based on numerous assumptions regarding the Company’s present and future business strategies and the environment in which the Company will operate in the future.

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 22.231.562,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

EXHIBIT 99.1

Forward-looking statements involve inherent known and unknown risks, uncertainties and contingencies because they relate to events and depend on circumstances that may or may not occur in the future and may cause the actual results, performance or achievements of the Company to be materially different from those expressed or implied by such forward looking statements. Many of these risks and uncertainties relate to factors that are beyond the Company's ability to control or estimate precisely, such as conditions in the U.S. capital markets, negative global economic conditions, inflation, the impact of the conflict between Russia and the Ukraine, the evolving events in Israel and Gaza, supply chain and logistical challenges and other factors such as the Company's ability to continue to obtain financing to meet its liquidity needs, changes in the geopolitical, social and regulatory framework in which the Company operates or in economic or technological trends or conditions. For a description of the risks that could cause the Company’s future results to differ from those expressed in any such forward looking statements, refer to the risk factors discussed in our most recent annual report on Form 20-F filed and our most recent filings with the U.S. Securities and Exchange Commission. Readers should therefore not place undue reliance on these statements, particularly not in connection with any contract or investment decision. Except as required by law, the company assumes no obligation to update any such forward-looking statements.

Non-GAAP Financial Information

This press release contains non-GAAP financial measures. Please refer to the tables included in this press release for a reconciliation of non-GAAP financial measures.

Management monitors and evaluates our operating and financial performance using several non-GAAP financial measures, including Constant Currency Revenue, EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Operating Profit, Adjusted Operating Profit Margin, Adjusted Income Taxes, Adjusted Net Profit, Adjusted Diluted EPS, Capital Employed, Net Cash/Net Debt, Free Cash Flow, and CAPEX. We believe that these non-GAAP financial measures provide useful and relevant information regarding our performance and improve our ability to assess our financial condition. While similar measures are widely used in the industry in which we operate, the financial measures we use may not be comparable to other similarly titled measures used by other companies, nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS.

About Stevanato Group

Founded in 1949, Stevanato Group is a leading global provider of drug containment, drug delivery and diagnostic solutions to the pharmaceutical, biotechnology and life sciences industries. The Group delivers an integrated, end-to-end portfolio of products, processes, and services that address customer needs across the entire drug life cycle at each of the development, clinical and commercial stages. Stevanato Group’s core capabilities in scientific research and development, its commitment to technical innovation, and its engineering excellence are central to its ability to offer value added solutions to clients. To learn more, visit: www.stevanatogroup.com.

Contact

Media Investor Relations

Stevanato Group Lisa Miles

media@stevanatogroup.com lisa.miles@stevanatogroup.com

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 22.231.562,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

EXHIBIT 99.1

Consolidated Income Statement

(Amounts in € millions, except per share data)

	For the three months				For the six months
	ended June 30,				ended June 30,

	2024	%	2023	%	2024	%	2023	%

Revenue	259.6	100.0%	255.3	100.0%	495.6	100.0%	493.3	100.0%
Costs of sales	192.1	74.0%	176.4	69.1%	365.9	73.8%	338.1	68.5%
Gross Profit	67.5	26.0%	78.9	30.9%	129.7	26.2%	155.2	31.5%
Other operating Income	1.0	0.4%	4.0	1.6%	2.3	0.5%	5.2	1.1%
Selling and Marketing Expenses	7.4	2.8%	6.8	2.7%	13.2	2.7%	12.8	2.6%
Research and Development Expenses	8.8	3.4%	8.4	3.3%	19.5	3.9%	16.9	3.4%
General and Administrative Expenses	24.4	9.4%	22.9	9.0%	46.1	9.3%	45.1	9.1%
Operating Profit	28.0	10.8%	44.9	17.6%	53.3	10.7%	85.5	17.3%
Finance Income	2.7	1.0%	6.7	2.6%	6.8	1.4%	11.1	2.3%
Finance Expense	1.5	0.6%	7.3	2.9%	5.3	1.1%	16.3	3.3%
Profit Before Tax	29.2	11.2%	44.3	17.4%	54.8	11.1%	80.4	16.3%
Income Taxes	8.5	3.3%	10.0	3.9%	15.4	3.1%	17.8	3.6%
Net Profit	20.6	7.9%	34.3	13.4%	39.4	8.0%	62.6	12.7%
Earnings per share
Basic earnings per ordinary share	0.08		0.13		0.15		0.24
Diluted earnings per ordinary share	0.08		0.13		0.15		0.24

Average shares outstanding	272.8		264.7		269.4		264.7
Average shares assuming dilution	272.8		265.4		269.4		265.4

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 22.231.562,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

EXHIBIT 99.1

Reported Segment Information

(Amounts in € millions)

	For the three months ended June 30, 2024
	Biopharmaceutical and Diagnostic Solutions	Engineering	Adjustments, eliminations and unallocated items	Consolidated

External Customers	222.4	37.2	—	259.6
Inter-Segment	0.6	42.4	(43.0)	—
Revenue	223.0	79.6	(43.0)	259.6

Gross Profit	61.7	8.2	(2.4)	67.5
Gross Profit Margin	27.7%	10.3%		26.0%

Operating Profit	32.3	2.1	(6.4)	28.0
Operating Profit Margin	14.5%	2.6%		10.8%

	For the three months ended June 30, 2023
	Biopharmaceutical and Diagnostic Solutions	Engineering	Adjustments, eliminations and unallocated items	Consolidated

External Customers	204.8	50.5	—	255.3
Inter-Segment	0.4	43.0	(43.4)	—
Revenue	205.2	93.5	(43.4)	255.3

Gross Profit	64.9	21.0	(7.0)	78.9
Gross Profit Margin	31.6%	22.5%		30.9%

Operating Profit	40.6	14.5	(10.2)	44.9
Operating Profit Margin	19.8%	15.5%		17.6%

	For the six months ended June 30, 2024
	Biopharmaceutical and Diagnostic Solutions	Engineering	Adjustments, eliminations and unallocated items	Consolidated

External Customers	421.3	74.3	—	495.6
Inter-Segment	1.2	82.6	(83.8)	—
Revenue	422.5	156.9	(83.8)	495.6

Gross Profit	115.8	21.6	(7.6)	129.7
Gross Profit Margin	27.4%	13.8%		26.2%

Operating Profit	60.5	7.3	(14.5)	53.3
Operating Profit Margin	14.3%	4.6%		10.7%

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 22.231.562,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

EXHIBIT 99.1

	For the six months ended June 30, 2023
	Biopharmaceutical and Diagnostic Solutions	Engineering	Adjustments, eliminations and unallocated items	Consolidated

External Customers	400.4	92.9	—	493.3
Inter-Segment	0.8	92.3	(93.2)	—
Revenue	401.2	185.3	(93.2)	493.3

Gross Profit	130.9	40.9	(16.6)	155.2
Gross Profit Margin	32.6%	22.1%		31.5%

Operating Profit	79.3	28.5	(22.3)	85.5
Operating Profit Margin	19.8%	15.4%		17.3%

Cash Flow

(Amounts in € millions)

	For the three months ended June 30,		For the six months ended June 30,
	2024	2023	2024	2023
Cash flow from operating activities	22.3	24.4	93.8	61.5
Cash flow used in investing activities	(69.5)	(81.9)	(171.6)	(196.8)
Cash flow (used in)/ from financing activities	(59.4)	(39.3)	87.5	(31.3)
Net change in cash and cash equivalents	(106.6)	(96.9)	9.7	(166.5)

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 22.231.562,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

EXHIBIT 99.1

Non GAAP Financial Information

This press release contains non-GAAP financial measures. Please refer to "Non-GAAP Financial Information" on page 4 and the tables included in this press release for a reconciliation of non-GAAP financial measures.

Reconciliation of Revenue to Constant Currency Revenue

(Amounts in € millions)

Three months ended June 30, 2024	Biopharmaceutical and Diagnostic Solutions	Engineering
Reported Revenue (IFRS GAAP)	222.4	37.2
Effect of changes in currency translation rates	(0.1)	—
Organic Revenue (Non-IFRS GAAP)	222.3	37.2

Six months ended June 30, 2024	Biopharmaceutical and Diagnostic Solutions	Engineering
Reported Revenue (IFRS GAAP)	421.3	74.3
Effect of changes in currency translation rates	1.0	—
Organic Revenue (Non-IFRS GAAP)	422.3	74.3

Reconciliation of EBITDA

(Amounts in € millions)

	For the three months ended June 30,		Change	For the six months ended June 30,		Change
	2024	2023	%	2024	2023	%
Net Profit	20.6	34.3	(39.8)%	39.4	62.6	(37.0)%
Income Taxes	8.5	10.0	(14.8)%	15.4	17.8	(13.4)%
Finance Income	(2.7)	(6.7)	(59.9)%	(6.8)	(11.1)	(38.5)%
Finance Expenses	1.5	7.3	(79.5)%	5.3	16.3	(67.7)%
Operating Profit	28.0	44.9	(37.7)%	53.3	85.5	(37.7)%
Depreciation and Amortization and Impairment of PPE	20.8	19.5	6.8%	42.5	37.9	12.2%
EBITDA	48.8	64.4	(24.2)%	95.8	123.4	(22.4)%

Calculation of Net Profit margin, Operating Profit Margin, Adjusted EBITDA Margin and Adjusted Operating Profit Margin

(Amounts in € millions)

	For the three months ended June 30,		For the six months ended June 30,
	2024	2023	2024	2023
Revenue	259.6	255.3	495.6	493.3
Net Profit Margin (Net Profit/ Revenue)	7.9%	13.4%	8.0%	12.7%
Operating Profit Margin (Operating Profit/ Revenue)	10.8%	17.6%	10.7%	17.3%
Adjusted EBITDA Margin (Adjusted EBITDA/ Revenue)	20.8%	26.7%	21.1%	26.4%
Adjusted Operating Profit Margin (Adjusted Operating Profit/ Revenue)	12.8%	19.1%	12.5%	18.7%

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 22.231.562,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

EXHIBIT 99.1

Reconciliation of Reported and Adjusted EBITDA, Operating Profit, Income Taxes,

Net Profit, and Diluted EPS

(Amounts in € millions, except per share data)

Three months ended June 30, 2024	EBITDA	Operating Profit	Income Taxes (3)	Net Profit	Diluted EPS
Reported	48.8	28.0	8.5	20.6	0.08
Adjusting items:
Start-up costs new plants (1)	3.0	3.0	0.8	2.2	0.01
Restructuring and related charges (2)	2.2	2.2	0.5	1.7	0.00
Adjusted	54.0	33.2	9.9	24.5	0.09
Adjusted Margin	20.8%	12.8%

Three months ended June 30, 2023	EBITDA	Operating Profit	Income Taxes (3)	Net Profit	Diluted EPS
Reported	64.4	44.9	10.0	34.3	0.13
Adjusting items:
Start-up costs new plants (1)	3.7	3.7	1.0	2.8	0.01
Restructuring and related charges (2)	0.1	0.1	0.0	0.1	0.00
Adjusted	68.2	48.7	11.0	37.0	0.14
Adjusted Margin	26.7%	19.1%

Six months ended June 30, 2024	EBITDA	Operating Profit	Income Taxes (3)	Net Profit	Diluted EPS
Reported	95.8	53.3	15.4	39.4	0.15
Adjusting items:
Start-up costs new plants (1)	5.7	5.7	1.5	4.2	0.02
Restructuring and related charges (2)	3.1	3.1	0.8	2.4	0.01
Adjusted	104.6	62.1	17.7	46.0	0.17
Adjusted Margin	21.1%	12.5%

Six months ended June 30, 2023	EBITDA	Operating Profit	Income Taxes (3)	Net Profit	Diluted EPS
Reported	123.4	85.5	17.8	62.6	0.24
Adjusting items:
Start-up costs new plants (1)	6.6	6.6	1.8	4.8	0.01
Restructuring and related charges (2)	0.1	0.1	0.0	0.1	0.00
Adjusted	130.1	92.2	19.6	67.4	0.25
Adjusted Margin	26.4%	18.7%

(1) During the three and six months ended June 30, 2024, the Group recorded € 3.0 million and € 5.7 million, respectively, of start-up costs for the new plants in Fishers, Indiana, United States, and in Latina, Italy. During the three and six months ended June 30, 2023, the Group recorded € 3.7 million and € 6.6 million, respectively, of start-up costs for the new plants in Fishers, Indiana, United States, and in Latina, Italy. These costs are primarily related to labor costs incurred prior to the commencement of commercial operations that are associated with recruiting, hiring, training and travel expenses of personnel.

(2) During the three and six months ended June 30, 2024, the Group recorded € 2.2 million and € 3.1 million, respectively, of restructuring and related charges among general and administrative expenses and research and development expenses. During the three and six months ended June 30, 2023, the Group recorded € 0.1 million of restructuring and related charges among general and administrative expenses. These charges are mainly employee costs related to the reorganization of certain business functions.

(3) The income tax adjustment is calculated by multiplying the applicable nominal tax rate to the adjusting items.

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 22.231.562,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

EXHIBIT 99.1

Capital Employed

(Amounts in € millions)

	As of June 30, 2024	As of December 31, 2023

- Goodwill and intangible assets	82.2	81.0
- Right of Use assets	16.9	18.2
- Property, plant and equipment	1,139.5	1,028.5
- Financial assets - investments FVTPL	0.4	0.7
- Other non-current financial assets	5.4	4.5
- Deferred tax assets	82.8	76.3
Non-current assets excluding FV of derivative financial instruments	1,327.1	1,209.2

- Inventories	302.8	255.3
- Contract Assets	176.0	172.6
- Trade receivables	237.0	301.8
- Trade payables	(256.9)	(277.8)
- Advances from customers	(11.1)	(22.9)
- Non-current advances from customers	(47.7)	(39.4)
- Contract Liabilities	(23.5)	(22.3)
Trade working capital	376.6	367.2

- Tax receivables and Other receivables	73.5	58.2
- Tax payables and Other current liabilities	(140.0)	(107.0)
- Current provisions	(1.5)	(1.1)
Net working capital	308.6	317.4

- Deferred tax liabilities	(10.6)	(9.6)
- Employees benefits	(7.2)	(7.4)
- Non-current provisions	(4.1)	(4.0)
- Other non-current liabilities	(51.3)	(48.5)
Total non-current liabilities and provisions	(73.2)	(69.5)

Capital employed	1,562.4	1,457.1

Net (debt) /cash	(238.2)	(324.4)

Total Equity	(1,324.2)	(1,132.6)

Total equity and net (debt)/ cash	(1,562.4)	(1,457.1)

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 22.231.562,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

EXHIBIT 99.1

Free Cash Flow

(Amounts in € millions)

	For the three months ended June 30,		For the six months ended June 30,
	2024	2023	2024	2023
Net cash flow from operating activities	22.3	24.4	93.8	61.5
Interest paid	1.7	0.5	2.3	1.4
Interest received	(1.0)	(0.3)	(1.2)	(0.5)
Purchase of property, plant and equipment	(68.7)	(92.2)	(169.2)	(219.9)
Proceeds from sale of property, plant and equipment	3.0	—	3.0	—
Purchase of intangible assets	(3.4)	(1.5)	(5.5)	(2.6)
Free Cash Flow	(46.1)	(69.1)	(76.8)	(160.1)

(Net Debt) / Net Cash

(Amounts in € millions)

	As of June 30,	As of December 31,
	2024	2023
Non-current financial liabilities	(252.4)	(255.6)
Current financial liabilities	(66.5)	(143.3)
Other non-current financial assets - Fair value of derivatives financial instruments	0.3	0.6
Other current financial assets	2.3	4.4
Cash and cash equivalents	78.1	69.6
Net (Debt)/ Cash	(238.2)	(324.4)

CAPEX

(Amounts in € millions)

	For the three months ended June 30,		Change	For the six months ended June 30,		Change
	2024	2023		€2024	2023	€
Addition to Property, plants and equipment	72.6	136.7	(64.1)	142.3	248.8	(106.5)
Addition to Intangible Assets	3.3	1.5	1.8	5.5	2.6	2.9
CAPEX	75.9	138.2	(62.3)	147.8	251.4	(103.6)

Reconciliation of 2024 Guidance (Updated)

Reported and Adjusted EBITDA, Operating Profit, Net Profit, Diluted EPS

(Amounts in € millions, except per share data)

	Revenue	EBITDA	Operating Profit	Net Profit	Diluted EPS
Reported	1,090.0 - 1,110.0	248.9 - 256.9	162.9 - 170.9	119.5 - 125.5	0.44 - 0.46
Adjusting items	—	15.1	15.1	11.3	0.04
Adjusted	1,090.0 - 1,110.0	264.0 - 272.0	178.0 - 186.0	130.8 - 136.8	0.48 - 0.50

*Amounts may not add due to rounding

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 22.231.562,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290